UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PharmaCyte Biotech, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

717512X203

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐	Rule 13d-1(b)
b.	☒	Rule 13d-1(c)
c.	☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	717512X203

1.	Names of Reporting Persons.

Mitchell P. Kopin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	793,747

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	793,747

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 793,747 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99% (see Item 4)

12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No.	717512X203

1.	Names of Reporting Persons.

Daniel B. Asher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	82,727

	6. Shared Voting Power	701,838

	7. Sole Dispositive Power	82,727

	8. Shared Dispositive Power	701,838

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 784,565 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99% (see Item 4)

12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No.	717512X203

1.	Names of Reporting Persons.

Intracoastal Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	793,747

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	793,747

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 793,747 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99% (see Item 4)

12.	Type of Reporting Person (See Instructions)

OO

This Amendment No. 4 is being filed jointly by the Reporting Persons and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on August 30, 2021, as amended by Amendment No. 1 thereto filed by the Reporting Persons with the SEC on February 11, 2022, as amended by Amendment No. 2 thereto filed by the Reporting Persons with the SEC on February 8, 2023, and as amended by Amendment No. 3 thereto filed by the Reporting Persons with the SEC on February 6, 2024 (the “Schedule 13G”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 4. Ownership.

(a) and (b):

As of the close of business on September 30, 2024, each of Intracoastal and Mr. Kopin may have been deemed to have beneficial ownership of 793,747 shares of Common Stock, which consisted of (i) 527,376 shares of Common Stock held by Intracoastal and (ii) 266,371 shares of Common Stock issuable upon exercise of a warrant held by Intracoastal (“Intracoastal Warrant 1”), and all such shares of Common Stock represented beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 7,679,045 shares of Common Stock outstanding as of September 10, 2024, as reported by the Issuer, plus (2) 266,371 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1. The foregoing excludes (I) 233,629 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1 because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 9.99% of the Common Stock, (II) 129,147 shares of Common Stock issuable upon exercise of a second warrant held by Intracoastal (“Intracoastal Warrant 2”) because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock, (III) 2,312,500 shares of Common Stock issuable upon exercise of a third warrant held by Intracoastal (“Intracoastal Warrant 3”) because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock and (IV) 192,712 shares of Common Stock issuable upon conversion of 770.833 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) held by Intracoastal because the terms of the Series B Preferred Stock contain a blocker provision under which the holder thereof does not have the right to convert the Series B Preferred Stock to the extent (but only to the extent) that such conversion would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, each of Intracoastal and Mr. Kopin may have been deemed to have beneficial ownership of 3,661,735 shares of Common Stock.

As of the close of business on September 30, 2024, Mr. Asher may have been deemed to have beneficial ownership of 784,565 shares of Common Stock, which consisted of (i) 527,376 shares of Common Stock held by Intracoastal, (ii) 82,727 shares of Common Stock held by Mr. Asher and (iii) 174,462 shares of Common Stock issuable upon exercise Intracoastal Warrant 1, and all such shares of Common Stock represented beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 7,679,045 shares of Common Stock outstanding as of September 10, 2024, as reported by the Issuer, plus (2) 174,462 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1. The foregoing excludes (I) 325,538 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1 because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 9.99% of the Common Stock, (II) 608,553 shares of Common Stock issuable upon exercise of a warrant held by Mr. Asher (the “Asher Warrant”) because Asher Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Asher Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock, (III) 50,714 shares of Common Stock issuable upon conversion of 202.85 shares of Series B Preferred Stock held by Mr. Asher because the terms of the Series B Preferred Stock contain a blocker provision under which the holder thereof does not have the right to convert the Series B Preferred Stock to the extent (but only to the extent) that such conversion would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock, (IV) 129,147 shares of Common Stock issuable upon exercise of Intracoastal Warrant 2 because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock, (V) 2,312,500 shares of Common Stock issuable upon exercise of Intracoastal Warrant 3 because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock and (VI) 192,712 shares of Common Stock issuable upon conversion of 770.833 shares of Series B Preferred Stock held by Intracoastal because the terms of the Series B Preferred Stock contain a blocker provision under which the holder thereof does not have the right to convert the Series B Preferred Stock to the extent (but only to the extent) that such conversion would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, Mr. Asher may have been deemed to have beneficial ownership of 4,403,729 shares of Common Stock.

(c) Number of shares as to which Intracoastal and Mr. Kopin has:

(i) Sole power to vote or to direct the vote:         0        .

(ii) Shared power to vote or to direct the vote:         793,747         .

(iii) Sole power to dispose or to direct the disposition of         0        .

(iv) Shared power to dispose or to direct the disposition of         793,747        .

Number of shares as to which Mr. Asher has:

(i) Sole power to vote or to direct the vote:         82,727        .

(ii) Shared power to vote or to direct the vote:         701,838        .

(iii) Sole power to dispose or to direct the disposition of          82,727         .

(iv) Shared power to dispose or to direct the disposition of         701,838        .

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager